INNOVATIVE CARD TECHNOLOGIES, INC.

June 4, 2008

Jay Webb
Reviewing Accountant
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3603

RE:	Innovative Card Technologies, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 1, 2008
File No. 1-33353

Dear Mr. Web:

We are submitting this letter in response to your comments of May 29, 2008, with regard to the above referenced filing of Innovative Card Technologies, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis and Results of Operations, page 17

Liquidity and Capital Resources, page 19

1.
Please revise future filings to better explain the reasons for changes in your cash flows from operations. Specifically, this section of the filing should discuss significant changes in the components of working capital and the reasons for them. For example, we note that raw materials held for production increase d $1.3 million over the past year while accounts payable and accrued expenses increased $3.2 million.

Response:	We will revise future filings as suggested.

Item 8A - Controls and Procedures, page 22

2.
In light of the fact that you identified that a significant number of material weaknesses existed in your internal controls, tell us the basis for your officer’s conclusions in the first paragraph that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Note this comment also applies to the "Controls and Procedures" section of your March 31, 2008 Form 10-Q. Revise future filings as necessary based on our concerns.

INNOVATIVE CARD TECHNOLOGIES, INC.

Response:
Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Internal control over financial reporting is, we believe, a much broader term. It is defined as a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements. The process of internal control over financial reporting, as you note, has a significant number of material weaknesses. These process deficiencies did not however impugn the reliability of our financial statements. The controls that govern the timely processing, summarizing and reporting of information (i.e., the disclosure controls and procedures) are effective as evidenced by our timely filing of Form 10-KSB, including the fair presentation of our financial position, results of operations and cash flows.

We note your concerns and will revise future filings to be more clear.

3.	In this regard, also tell us and revise future filings to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

Response:	We are in the process of remediating the material weaknesses noted in our year-end Form 10-KSB. Specifically:

INNOVATIVE CARD TECHNOLOGIES, INC.

•
Beginning in April we instituted a monthly financial closing process. A formal report, including balance sheet, results of operations and analyses of key accounts, was prepared by the accounting manager, reviewed and signed off by the CFO and distributed to the CEO and the board of directors.

•	Beginning in April we established a standard listing of recurring journal entries that are reviewed and signed off by the CFO as part of the monthly closing process.

•	We instituted a formal purchasing policy in May that requires the use of purchase orders for all inventory purchases.

•	We established with certainty the Section 382 limitation on our loss carryforwards.

•
The CFO has reviewed the accounting literature surrounding stock option modifications and is now familiar with the proper treatment. In addition, we now subscribe to a daily internet service that keeps the CFO apprised of current developments affecting financial reporting.

We will revise our future filings to disclose actions taken to further remediate our material weaknesses.

4.	Tell us and revise future filings to disclose when the material weaknesses were identified, by whom they were identified and when the material weakness first began.

Response:
The material weaknesses were identified during the year end closing process by the CFO, who joined the Company on October 29, 2007. We believe the weaknesses arose from the organizational turmoil that began in 2007 with the resignation of two directors from the Board of Directors, the stepping down of our founder as president and chief operating officer and the resignation of the chairman of the board, who stayed on the board until December 2007. By October 2007 only the staff accountant remained with the Company following the resignations of the chief financial officer and the controller. We believe the extensive management changes, combined with the turnover at the board level, resulted in the breakdown in the internal control environment noted in our disclosure.

5.
We note that your failure to perform a physical inventory of fixed assets resulted in adjustments to the results of operations. Please tell us to what period the adjustments relate and quantify their effect on your financial statements for the respective period.

INNOVATIVE CARD TECHNOLOGIES, INC.

Response:
The fixed assets referred to in our listing of material weaknesses were used in production of the LightCard, a predecessor of our main product, the DisplayCard. The previous management of the Company believed that the assets could be used for further development of the DisplayCard. Our current CEO and CFO were advised by our engineers that reconfiguring the equipment was not feasible and the decision was made in the fourth quarter of 2007 to write the assets off. The net value of the assets was $97,000.

6.
We note that you did not promptly account for modifications made to stock option grants in accordance with SFAS 123 (R) which resulted in a late journal entry being made. Please tell us to what period the adjustments relate to and qualify their effect on your financial statements.

Response:
In the fourth quarter of 2007, the Company accelerated the vesting of existing stock options and extended the exercise period for three terminated officers and directors as part of their separation agreements. We accounted for the terminations by expensing that portion of the unrecognized compensation expense relating to these three former officers/directors. We recalculated the expense following a further review of the authoritative literature. The total expense recognized in the fourth quarter for the modifications made for these three terminated officers/directors was $1,258,000.

Financial Statements, page F-3

Consolidated Statements of Operations, page F-4

7.
Please tell us why you did not include inventory write-offs and reserves as a component of cost of goods sold. Refer to note13of SAB 100. Note such amounts may be parenthetically disclosed as a component of costs of goods sold on the face of this statement.

Response:
We did not include inventory write-offs as a component of cost of goods sold because we didn’t have any associated revenue in the periods in which the write-offs occurred. We note your comment and will revise future filings to account for inventory write-offs and reserves in accordance with the guidance provided in SAB 100.

Notes to Consolidated Financial Statements, page F-8

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

8.
Your disclosure of your revenue recognition policy is too general. Please revise future filings to explain each significant revenue transaction and how you complied with the SAB 104 guidance related to them.

INNOVATIVE CARD TECHNOLOGIES, INC.

Response:	We will revise future filings as you suggested.

9.
We refer to your statement: “Revenue is not recognizable on product sales transacted on a test or pilot basis.” Please tell us and revise future filings to disclose how you account for product sales transacted on a test or pilot basis.

Response:
Prior to committing to large volume purchases of our leading edge technology, many customers conduct pilot or test programs with a small number (typically less than 1,000) of our DisplayCards. Rather than recognize these transactions as revenue generating, we reduce marketing expenses until all of the conditions for revenue recognition have been met.

Note 6 - Intangible Assets, page F-13

10.
We note you used a report from a third party valuation firm to assist in the valuation of assets acquired from nCryptone in 2006. Please tell us about the nature and extent of the third party's involvement in your decision-making process associated with the referenced asset valuations. While in future filings you (management) may elect to take full responsibility for valuing the assets and the liabilities of the acquired entity, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10Q, to name the independent valuation firm.

In addition, please note that if you intend to incorporate your Form I10-KSB by reference into any registration statement, you will be required to include the, consent of the independent valuation firm as an exhibit to the registration statement.

Response:
A third party valuation firm was engaged by the Company to provide an independent appraisal of the fair value of certain assets acquired from nCryptone pursuant to an Asset Purchase Agreement dated June 28, 2006. The firm rendered their opinion of the fair value of the assets and provided estimates of the remaining useful lives of the assets acquired. We have accepted their analysis and do not believe future references to the firm’s work are appropriate. We will revise future filings accordingly.

In connection with responding to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

INNOVATIVE CARD TECHNOLOGIES, INC.

•	the Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Charles Caporale
Charles Caporale
Chief Financial Officer
Innovative Card Technologies, Inc.